Exhibit 1
                                                                       ---------

                             WPP GROUP plc ("WPP")


WPP announces that on 26 November 2007 it acquired 300,000 of its own ordinary shares of 10p each for cancellation. The shares were acquired at a price of 599.080413p per share.